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EXHIBIT 99

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                 REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Associates First Capital Corporation
The Chase Manhattan Bank as Trustee:

We have audited, in accordance with generally accepted audited standards, the consolidated balance sheet of Associates First Capital Corporation as of December 31, 1996, and the related consolidated statement of earnings, changes in stockholders' equity and cash flows for the year then ended, have issued our report thereon dated January 28, 1997.

In connection with our audit, nothing came to our attention (during the period April 22, 1996 (date of acquisition) through December 31, 1996), that caused us to believe that there were any exceptions or errors in the records relating to receivables serviced for others by Fleetwood Credit Corp. ("Fleetwood") as Servicer under the Pooling and Servicing Agreement dated as of September 1, 1996, among Fleetwood, as Servicer, Fleetwood Credit Receivables Corp., as Seller, and The Chase Manhattan Bank, as Trustee, and the Fleetwood Credit Grantor Trust Standard Terms and Conditions of Agreement (Senior/Subordinated) effective September 1, 1996, incorporated by reference therein (collectively, the "Agreement"), insofar as such exceptions or errors related to accounting matters. However, our audit was not directed primarily toward obtaining knowledge of such exceptions of errors.

We are independent with respect to Associates First Capital Corporation and Fleetwood under Rule 101 of the AICPA's Code of Professional Conduct and its interpretations.

This report, issued pursuant to Section 13.11 of the Agreement, is intended solely for the information and use of the Board of Directors and management of Associates First Capital Corporation and The Chase Manhattan Bank and should not be used for any other purpose.


                        /s/ Coopers & Lybrand L.L.P.
Dallas, Texas
January 28, 1997